DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-6341

[redacted]TURM
URT AM MAIN

ENSENADA, 2
ID ESPAÑA

.KA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

02060970

December 6, 2002

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

RECD S.E.C.
DEC 06 2002
1086

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. English summary of the letter to the National Commission for the Securities Market of Spain, dated December 5, 2002.
- Copy of the letter

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6341.

Nicole Chao
Nicole Chao
Legal Assistant

Attachment
cc w/ att: Iñigo Morenés

cc w/o att: Ricardo Jiménez Hernández
Andrés Gil

dlw 1/13

I. Summary of the letter to the National Commission for the Securities Market of Spain, dated December 5, 2002.

We inform you that at the Board of Directors' meeting on November 7m 2002 the following agreements were adopted:

1) The vacancies caused by the death of Don Camille Cabana and the resignation of Don Regis Mesnier will be filled by Don Jean-Francois Poncet and Don Paul-Louis Giradot respectively.

2) Don Paul-Louis will be designated as member of the Executive Commission to substitute Don Regis Mesnier.

BOARD OF DIRECTORS as it currently stands
Oreja Aguirre, Marcelino (President)
Montes Sanchez, Rafael (Vice-president)
Reneaume, Marc Louis (Vice-president)
Anes Alvarez-Castrillon, Gonzalo
B 1998 (represented by Dª Esther Koplowitz)
Caille, Daniel
Castells Masana, Juan
Contamine, Jerome
Dominum Desga (represented by Dª Esther Alcocer Koplowitz)
Dubos, Jean François
EAC Inversiones Corporativas (represented by Dª Carmen Alcocer Koplowitz)
Frere, Gerald
Garcia Perez, Felipe Bernabé
Girardot, Paul-Louis
Mas Sarda Casanelles, Francisco
Messier, Jean Marie
Michel, Serge
Poncet, Jean-Francois
Proglio, Henri
Samyn, Gilles

EXECUTIVE COMMISSION
Oreja Aguirre, Marcelino (President)
Montes Sanchez, Rafael (Vice-president)
Reneaume, Marc Louis (Vice-president)
B 1998 (represented by Dª Esther Koplowitz)
Castells Masana, Juan
Contamine, Jerome
Garcia Perez, Felipe Bernabé
Girardot, Paul-Louis
Michel, Serge
Proglio, Henri
Trueba Gutiérrez, Jose Eugenio (Secretary non member)

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

COMISION NACIONAL DEL MERCADO DE VALORES
Paseo de la Castellana, 19
28046 MADRID
A/A D. Antonio Mas

Madrid, 5 de diciembre de 2002

Muy Sres. Nuestros:

Por medio de la presente carta les informamos que en la reunión del Consejo de Administración de esta sociedad celebrada el día 7 de noviembre de 2002, se adoptaron, entre otros, los siguientes acuerdos:

1º. Las vacantes producidas en el Consejo de Administración como consecuencia del fallecimiento de Don Camille Cabana, acontecido el 2 de junio del presente año, y de la dimisión de Don Regis Mesnier, presentada mediante escrito anterior a la reunión, serán cubiertas por Don Jean-Francois Poncet y Don Paul-Louis Girardot respectivamente.

2º. Designar miembro de la Comisión Ejecutiva a Don Paul-Louis Girardot, en sustitución de Don Regis Mesnier.

Tras los acuerdos adoptados, la composición del Consejo de Administración y de la Comisión Ejecutiva, es como sigue:

CONSEJO DE ADMINISTRACIÓN

Oreja Aguirre, Marcelino (Presidente)
Montes Sanchez, Rafael (Vicepresidente)
Reneaume, Marc Louis (Vicepresidente)
Anes Alvarez-Castrillon, Gonzalo
B 1998 (representada por Dª Esther Koplowitz)
Caille, Daniel
Castells Masana, Juan
Contamine, Jerome
Dominum Desga (representada por Dª Esther Alcocer Koplowitz)
Dubos, Jean François
EAC Inversiones Corporativas (representada por Dª Carmen Alcocer Koplowitz)
Frere, Gerald
Garcia Perez, Felipe Bernabé
Girardot, Paul-Louis
Mas Sarda Casanelles, Francisco
Messier, Jean Marie
Michel, Serge
Poncet, Jean-Francois
Proglio, Henri
Samyn, Gilles

Federico Salmón, 13 - 28016 MADRID · Tel. 91 359 54 00 · Fax 91 345 49 23

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

COMISIÓN EJECUTIVA

Oreja Aguirre, Marcelino (Presidente)
Montes Sanchez, Rafael (Vicepresidente)
Reneaume, Marc Louis (Vicepresidente)
B 1998 (representada por Dª Esther Koplowitz)
Castells Masana, Juan
Contamine, Jerome
Garcia Perez, Felipe Bernabé
Girardot, Paul-Louis
Michel, Serge
Proglio, Henri
Trueba Gutiérrez, Jose Eugenio (Secretario no miembro)

Reciban un cordial saludo,

Fdo: Iñigo Morenés Mariategui
Director Dpto. Bolsa y Relaciones con Inversores